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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70441

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____1/1/2021_____ AND ENDING _____12/31/2021_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Olimpia Partners (USA) LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___**12239 Darlington Ave.**_____
                                         (No. and Street)

Los Angeles	**CA**	**90049**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer	**678-525-0992**	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_**Spicer Jeffries LLP, CPA's**_____
                        (Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	**Denver**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Maurice Marchesini_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Olimpia Partners (USA) LLC_____, as of _____December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE
ATTACHED
for Notary



Signature: _____

Title: _____
Managing Partner

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



JURAT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

Subscribed and sworn to (or affirmed) before me on this 21st **day of** February, **20**22 **by** Mauricio Marchesini

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CHARLES ALBERT BARRAZA
Notary Public - California
Los Angeles County
Commission # 2384914
My Comm. Expires Nov 30, 2025

Notary Public Signature

(Notary Public Seal)

DESCRIPTION OF ATTACHED DOCUMENT:

Title or Type of Document: Oath ~~of~~ or Affirmation

Date of Document: ______________________ No. of Pages ____________

To order supplies contact the Academy of Notaries Public at www.notary-courses.com or call (916) 722-1633

Olimpia Partners (USA) LLC

Financial Statements for the year ended
December 31, 2021
and Report of Independent Registered Public Accounting Firm

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act
of 1934 as a **PUBLIC DOCUMENT**.

 SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Olimpia Partners (USA), LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Olimpia Partners (USA), LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2020.

Denver, Colorado
February 2, 2022



Olimpia Partners (USA) LLC

Statement of Financial Position
December 31, 2021

Assets:

Cash	$	61,177
Prepaid expenses		1,253
Total assets		62,430

Liabilities and Member's Equity

Liabilities:

Accounts payable	$	871
Total liabilities		871
Member's equity		61,559
Total liabilities and member's equity	$	62,430

The accompanying notes are an integral part of this financial statement.

Olimpia Partners (USA) LLC

Notes to Financial Statements
December 31, 2021

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1. **Organization and Nature of Business**

Olimpia Partners (USA) LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) effective August 18, 2020. The Company is located in the state of California and was organized as a limited liability company (LLC) in the state of Delaware on May 21, 2018. As a limited liability company, the members' liability is limited to their equity contributions. The Company provides private placements of securities (as placement agent only) and merger and acquisition (M&A) advisory services to its customers.

2. **Summary of Significant Accounting Policies**

Basis of presentation
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.

The Company is engaged in a single line of business as a securities broker-dealer.

Accounts receivable
Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. There was no accounts receivable as of December 31, 2021.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized cost. The Company adopted ASU No. 2016-13 on January 1, 2021 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Revenue from contracts with customers
The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

Olimpia Partners (USA) LLC

Notes to Financial Statements
December 31, 2021

---

2. Summary of Significant Accounting Policies (continued)

Revenue from private placements and M&A advisory services is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Income taxes
The Company, as a limited liability company, is taxed as a partnership. The members are responsible for reporting their share of the Company's net income/loss on their individual income tax returns. Accordingly, no provision for income taxes is provided in the financial statements. The members file income tax returns in the U.S. in both federal jurisdiction and state jurisdictions.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $60,306 which was $55,306 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .014 to 1.

4. Paycheck Protection Program (PPP) loan

On March 27, 2020, former President Trump signed the Coronavirus Aid, Relief and Economic Security (the "CARES Act"), which, among other things, outlines the provisions of the Paycheck Protection Program (the "PPP"). The Company determined that it met the criteria to be eligible to obtain a loan under the PPP because, among other reasons, considering the COVID-19 outbreak and the uncertainty of economic conditions related thereto, the loan was considered necessary to support the Company's ongoing operations. In addition, former President Trump

Olimpia Partners (USA) LLC

**Notes to Financial Statements
December 31, 2021**

4. Paycheck Protection Program (PPP) loan (continued)

signed into law the Paycheck Protection Program and Health Care Enhancement Act on April 24, 2020, which increased funding provided by the CARES Act. On May 18, 2020, the Company issued a promissory note (the "Note") to Bank of America in the principal aggregate amount of $16,315 (the "PPP Loan") pursuant to the PPP under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). On June 5, 2020, the Paycheck Protection Program Flexibility Act was signed into law and extended the program until December 31, 2020.

Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all, or a portion of loan granted under the program. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds.

The Company submitted its application for 100% loan forgiveness in January of 2021.

In July of 2021 the loan was 100% forgiven by the SBA. As a result, the Company recorded a non-operating gain on the forgiveness of the loan in the amount of $16,315.

5. Subsequent Events

Management evaluated subsequent events through February 2, 2022, the date the financial statements were issued.